UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 1) *

Atlantic Alliance Partnership Corp.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G04897 107

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. G04897 107	Page 2 of 10

1	NAMES OF REPORTING PERSONS Silver Rock Financial LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 622,076
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 622,076
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 622,076
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0%
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

13G

CUSIP No. G04897 107	Page 3 of 10

1	NAMES OF REPORTING PERSONS Mounte LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 132,831
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 132,831
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 132,831
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

13G

CUSIP No. G04897 107	Page 4 of 10

1	NAMES OF REPORTING PERSONS Ralph Finerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 754,907
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 754,907
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 754,907
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON IN

13G

CUSIP No. G04897 107	Page 5 of 10

1	NAMES OF REPORTING PERSONS Carl Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 754,907
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 754,907
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 754,907
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3%
12	TYPE OF REPORTING PERSON IN

Item 1.

(a)	Name of Issuer:

Atlantic Alliance Partnership Corp.

(b)	Address of Issuer’s Principal Executive Offices:

590 Madison Avenue New York, NY 10022

Item 2.

(a)	Name of Person Filing:

This statement is filed on behalf of Silver Rock Financial LLC (“Silver Rock”), Mounte LLC (“Mounte”), Ralph Finerman and Carl Meyer, each of whom is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence:

The business address of Mounte and Ralph Finerman is 1250 Fourth Street, Suite 550, Santa Monica, California 90401. The business address of each other Reporting Person is 2425 Olympic Blvd., Suite 4060W, Santa Monica, California 90404.

(c)	Citizenship:

Silver Rock and Mounte are organized under the laws of the state of Delaware. Ralph Finerman and Carl Meyer each is a citizen of the United States.

(d)	Title of Class of Securities:

Ordinary Shares, no par value

(e)	CUSIP Number:

G04897 107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Ownership (a-c)

The percentage ownership information presented below is based upon 10,387,813 Ordinary Shares of the Issuer outstanding as of October 26, 2015.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Silver Rock Financial LLC	622,076	6.0%	0	622,076	0	622,076
Mounte LLC	132,831	1.3%	0	132,831	0	132,831
Ralph Finerman	754,907	7.3%	0	754,907	0	754,907
Carl Meyer	754,907	7.3%	0	754,907	0	754,907

Mr. Ralph Finerman is the manager of each of Silver Rock and Mounte, and in such position has the power to vote and dispose of the Ordinary Shares held by each of Silver Rock and Mounte. As such, Mr. Finerman may be deemed to share beneficial ownership of all of the Ordinary Shares owned beneficially by Silver Rock and Mounte.

Mr. Carl Meyer is the Chief Investment Officer of Silver Rock. Mr. Meyer has the power to vote and dispose of the Ordinary Shares held by each of Silver Rock and Mounte. As such, Mr. Meyer may be deemed to share beneficial ownership of all of the Ordinary Shares owned beneficially by Silver Rock and Mounte.

Silver Rock is managed by a management committee, consisting of four individuals, Mr. Finerman, Jeffrey Green, Stanley Maron, and Richard Sandler, which also has the power to vote and dispose of the Ordinary Shares held by Silver Rock, by approval of a majority of the management committee. Mr. Sandler is also a trustee of certain trusts which together hold a majority of the LLC interests of Silver Rock. In such capacities, each of the foregoing individuals may be deemed to share beneficial ownership of the Ordinary Shares owned beneficially by Silver Rock, but each disclaims any such beneficial ownership.

The Reporting Persons may be deemed to be a group with respect to the beneficial ownership of the Ordinary Shares, but do not affirm the existence of any such group.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016

SILVER ROCK FINANCIAL LLC

By:	/s/ Ralph Finerman
Name:	Ralph Finerman
Title:	Manager

MOUNTE LLC

By:	/s/ Ralph Finerman
Name:	Ralph Finerman
Title:	Manager

RALPH FINERMAN

/s/ Ralph Finerman

CARL MEYER

/s/ Carl Meyer

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Persons on May 8, 2015).